# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DISC MEDICINE, INC., CIK 0001816736
CUSIP: 254604101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 Arsenal Street, Suite 101, Watertown, Massachusetts, 02472, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0001193125-24-164442
Filed by CIK 0001890993
Persons authorized to receive notices and communications: Alejandro Moreno, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, 65 Gresham Street, London, United Kingdom (X0), EC2V 7NQ, 20 7786 9000

## Reporting persons
- AI DMI LLC (CIK 0001890993): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,762,507; shared voting power 0; sole dispositive power 3,762,507; shared dispositive power 0; aggregate amount beneficially owned 3,762,507 (10.8% of the class)
  Comment: * Represents (i) 3,558,426 shares of Common Stock and (ii) 204,081 pre-funded warrants to purchase shares of Common Stock at $0.0001 per share (the "Pre-Funded Warrants").
  ** Based on 34,773,123 shares of Common Stock consisting of (i) 34,569,042 shares of Common Stock outstanding as of February 21, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the "SEC") on February 27, 2025, and (ii) 204,081 shares of Common Stock underlying the Pre-Funded Warrants.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,762,507; sole dispositive power 0; shared dispositive power 3,762,507; aggregate amount beneficially owned 3,762,507 (10.8% of the class)
  Comment: * Represents (i) 3,558,426 shares of Common Stock and (ii) 204,081 Pre-Funded Warrants.
  ** Based on 34,773,123 shares of Common Stock consisting of (i) 34,569,042 shares of Common Stock outstanding as of February 21, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed with the SEC on February 27, 2025, and (ii) 204,081 shares of Common Stock underlying the Pre-Funded Warrants.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,762,507; sole dispositive power 0; shared dispositive power 3,762,507; aggregate amount beneficially owned 3,762,507 (10.8% of the class)
  Comment: * Represents (i) 3,558,426 shares of Common Stock and (ii) 204,081 Pre-Funded Warrants.
  ** Based on 34,773,123 shares of Common Stock consisting of (i) 34,569,042 shares of Common Stock outstanding as of February 21, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed with the SEC on February 27, 2025, and (ii) 204,081 shares of Common Stock underlying the Pre-Funded Warrants.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,762,507; sole dispositive power 0; shared dispositive power 3,762,507; aggregate amount beneficially owned 3,762,507 (10.8% of the class)
  Comment: * Represents (i) 3,558,426 shares of Common Stock and (ii) 204,081 Pre-Funded Warrants.
  
  ** Based on 34,773,123 shares of Common Stock consisting of (i) 34,569,042 shares of Common Stock outstanding as of February 21, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed with the SEC on February 27, 2025, and (ii) 204,081 shares of Common Stock underlying the Pre-Funded Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: DISC MEDICINE, INC.
Address of issuer's principal executive offices: 321 Arsenal Street, Suite 101, Watertown, Massachusetts, 02472, Watertown, Massachusetts (MA), 02472
Comment:
This Amendment No. 5 to Schedule 13D is being filed by AI DMI LLC ("AI DMI"), Access Industries Holdings LLC ("AIH"), Access Industries Management, LLC ("AIM") and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person"), in respect of the common stock, par value $0.0001 per share (the "Common Stock"), of Disc Medicine, Inc. (the "Issuer"). The shares of Common Stock of the Issuer are listed on the Nasdaq Global Market under the symbol "IRON."

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on January 9, 2023, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 17, 2023, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on June 20, 2023, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 13, 2023 and Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on June 20, 2024 (together, the "Schedule"), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 5. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) to the Schedule is hereby amended and restated as follows:

(a) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The disclosure in Item 5(b) to the Schedule is hereby amended and restated as follows:

(b) The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.
3,558,426 shares of Common Stock and 204,081 Pre-Funded Warrants are owned directly by AI DMI and may be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH, (ii) AIM controls AIH and (iii) AIH indirectly controls all of the outstanding voting interests in AI DMI. Each of the Reporting Persons (other than AI DMI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

99.12 Joint Filing Agreement, dated as of March 3, 2025.

## Signatures
- AI DMI LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (03/03/2025)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (03/03/2025)
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (03/03/2025)
- Len Blavatnik: */s/ Alejandro Moreno, By: Alejandro Moreno as Attorney-in-Fact (03/03/2025)
Comment: *The abovesigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.